P.E. 12/19/01

FORM 6-K

02011868

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

0-28920

For the month of December 2001

COLT TELECOM GROUP plc
(Translation of Registrant's Name into English)

15 Marylebone Road
London
NW1 5JD
England

U.S. POST OFFICE
DELAYED

(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)

This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's

Registration Statement on Form S-8 (Reg. No.333-8362), in the Registrant's Registration Statement Form F-3 (Reg. No. 333-09116), in the Registrant's Registration Statement Form F-3 (Reg. No. 333-09118), in the Registrant's Registration Statement Form F-3 (Reg. No. 333-09120), and in the Registrant's Registration Statement Form F-4 (Reg. No. 333-11866), and in the Registrant's Registration Statement Form F-3 (Reg. No. 333-13990)

Enclosure: Notification of Interest dated 19th December 2001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.

Date: 20th December 2001

COLT Telecom Group plc

By: ______________

Mark A. Jenkins
Legal Services Director

P, E,

U.S. POST OFFICE DELAYED

Notification of interests in shares under

Section 198 of the Companies act 1985

RECEIVED JAN 2 8 2002 352

COLT announces that it has been notified by Fidelity that FMR Corp and its associated or controlled entities are interested in aggregate in 813,910,129 ordinary shares (representing 54.0% of the current issued share capital).

This aggregate interest includes the following interests:

	Acquired pursuant to the Transaction	Current interest	% of issued shares
FMR Corp.	241,827,007	429,917,255	28.52%
COLT Inc.*	173,813,695	260,839,776	17.31%
The COLT Inc. 2001 Annuity Trust*	48,759,510	101,759,510	6.75%
Fidelity International Limited	42,787,125	69,861,167	4.64%
Fidelity Investors Limited Partnership	192,822,500	314,131,707	20.80%

* These interests are included in the interest of FMR Corp.

The "Transaction" means the Open Offer and the Additional Fidelity Subscription described in the Circular dated 25 October 2001.

This information was notified to COLT on 19 December 2001.

1. Name of contact and telephone number for queries

   John Doherty: 0207 390 3681

2. Name and signature of authorised company official responsible for making this notification

Mark A. Jenkins

Company Secretary

Date of Notification: 19 December 2001

Company Announcements Office

Old Broad Street

London

EC2N 1HP

Facsimile: 0207 588 6057, 0207 334 8964/8965/8966

Enquiries: Company Monitoring and enquiries; UK Listing Authority